UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARRIOTT RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARRIOTT INTERNATIONAL, INC.
7750 Wisconsin Avenue
Bethesda, MD 20814

MARRIOTT RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee and Plan Participants
Marriott Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Marriott Retirement Savings Plan (the "Plan") as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2023 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2024.

Bethesda, Maryland
June 24, 2024

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of

MARRIOTT RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Marriott Retirement Savings Plan (the Plan) as of December 31, 2022 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We served as the Plan's auditor from 2019 to 2023.

Phoenix, Arizona
June 22, 2023

MARRIOTT RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2023 and 2022

	December 31,
	2023	2022
Assets
Investments in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts, at fair value	$10,080,524,469	$8,146,477,766

Receivables:
Notes receivable from participants	99,304,614	84,705,673
Total receivables	99,304,614	84,705,673
Total assets	10,179,829,083	8,231,183,439

Liabilities
Accrued expenses	592,908	646,229
Total liabilities	592,908	646,229

Net assets available for benefits	$10,179,236,175	$8,230,537,210

The accompanying notes are an integral part of these financial statements.

MARRIOTT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

Additions
Net appreciation in investments from participation in Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts	$1,999,028,932
Interest income on notes receivable from participants	6,839,000
Participants contributions	354,130,169
Rollover contributions	22,091,281
Marriott International, Inc. contributions	216,566,233
Total additions	2,598,655,615

Deductions
Benefits paid to participants	645,403,829
Administrative expenses	4,552,821
Total deductions	649,956,650

Net increase	1,948,698,965
Net assets available for benefits at beginning of year	8,230,537,210
Net assets available for benefits at end of year	$10,179,236,175

The accompanying notes are an integral part of these financial statements.

MARRIOTT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1:	DESCRIPTION OF THE PLAN
The following description of the Marriott Retirement Savings Plan (the “Plan”), formerly Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust, sponsored by Marriott International, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     General
The Plan is a defined contribution plan covering eligible employees of the Company and participating subsidiaries who have completed 90 days of service, including employees subject to collective bargaining agreements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan’s assets are held and invested in the Marriott International, Inc. Pooled Investment Trust for Participant-Directed Accounts (the “Master Trust”) (see Note 3).

Contributions
Participants of the Plan may contribute each pay period up to 80% or a fixed dollar amount (minimum of $3 per week) of weekly compensation. The Plan administrator limits contributions by highly compensated employees to ensure satisfaction of nondiscrimination tests; for 2023, the limit on highly compensated employees was 7% of weekly compensation.
Effective July1, 2018, new hires are automatically enrolled as soon as administratively feasible following 90 days after hire date, rehire date or the date of transfer to a unit eligible for participation in the Plan. The following defaults apply:
• Contribution Rate: 3% of Pay, before-tax; and
• Investment: The Target Date Fund that is most appropriate for the employee’s age (based on an age 65 retirement date). If no action to cancel or customize this election prior to the automatic enrollment, eligible employee will be automatically enrolled at the default rate.
Participants may also contribute (rollover) amounts representing eligible rollover distributions from other eligible retirement plans, including qualified defined benefit or defined contribution plans or traditional IRAs.
Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum contributions allowable by the Plan during the Plan year may make an additional catch-up contribution. The catch-up contribution is subject to the Internal Revenue Code (the “Code”) limitation of $7,500 for the year ended December 31, 2023.
The Company makes non-discretionary Company matching contribution to eligible participants following each pay period, with respect to match-eligible participant contributions. The match generally is an amount equal to 100% of each participant's contributions, up to 5% of the participant’s pay.
The Company also makes non-discretionary supplemental contributions at select locations to certain non-management, non-highly compensated hourly associates who are eligible for the Company matching contribution in the Plan but who are not, in most cases, in a collective bargaining agreement. For associates covered under collective bargaining agreements, the Company contributions vary based on the terms of the agreement. Contributions are subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution (if eligible), the Company supplemental contribution (if eligible), and the applicable earnings or losses for the investments selected by the participant. Each account is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the vested benefit in the participant’s account.

Vesting
Participants are immediately 100% vested in their contributions, plus earnings thereon. Company contributions are immediately 100% vested for participants who are not subject to a collective bargaining agreement.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years, or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account. The interest rate is fixed at the time the loan is granted. Prior to July 2, 2012, Plan loans bore interest at the prime rate published by the Wall Street Journal plus one percentage point. For loans issued on and after July 2, 2012, loans bear interest at the prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus two percentage points, except that for the loans issued in third quarter of 2016, loans bear an interest rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus one percentage point. For loans issued on or after July 1, 2020, loans bear interest at the prime rate as of the 15th of the month preceding the date of the loan as published by the Wall Street Journal plus two percentage points. Interest rates on outstanding loans range from 4.25% to 10.50%. Principal and interest are paid ratably through weekly or bi-weekly, after-tax payroll deductions.
In cases where payroll deductions are not available, loan repayments can be made via direct debit, certified check, cashiers’ check or money order. Participants generally are limited to one outstanding loan.

Payment of Benefits
A participant can take a distribution from the Plan upon termination of service, death, disability, attainment of age 59.5, retirement upon age 55 with 10 years of service, or retirement with 20 years of service regardless of age. If a participant’s account balance is greater than $5,000, the participant can elect to receive a lump sum amount, partial distributions or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s account balance is at least $1,000, but not more than $5,000 and if the participant does not elect within time frames established by the Plan administrator to receive a lump sum cash distribution or to make a direct rollover, the participant’s vested account balance will be rolled over into an individual retirement account established by the Plan. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Administration
The Retirement Plan Committee serves as the named fiduciary of the Plan, except with respect to the Company Stock Fund. Administration of the Plan is under the direction of (i) the Retirement Plan Committee, all of whom are members of senior management of the Company; (ii) a trustee; and (iii) a Plan administrator, who is an employee of the Company. Under section 404(c) of ERISA, the Plan offers participants the opportunity to direct their own investments. The Retirement Plan Committee is responsible for selecting and overseeing these investment options, other than the Company Stock Fund, and has delegated certain responsibilities to the Plan trustee and the investment adviser it has retained. The Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Company Stock Fund.

Administrative and Investment Expenses
To the extent not paid by the Company, administrative and investment expenses are paid from the Plan's forfeiture account and/or by the Plan participants, allocated based on account balances.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to modify, suspend, or discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Investment Options
Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis, subject to any trading restrictions imposed by individual investment funds.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Accordingly, ultimate results could differ from those estimates.
Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the specific interest that the Plan has in underlying investments. The investments of the Master Trust are valued as described under Fair Value Measurements in Note 2.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Fair Value Measurements
Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), the next priority to quoted values based on observable inputs (Level 2 measurements), and the lowest priority to values based on unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Level 3 inputs include unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2023 and 2022.
Cash and Cash Equivalents – The Plan considers all highly liquid investments with an initial maturity of three months or less at date of purchase to be cash equivalents.

Corporate Bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote if available.
Common and Preferred Stock – Securities are priced at the closing price reported on the active market on which individual securities are traded, or inputs other than quoted prices that are observable for the asset or liability.
Government Debt Securities – Valued using pricing models maximizing the use of observable inputs for similar securities.
Mutual Funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Collective Trust – Valued at the NAV of units of a collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
The Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2023, 10,947,678 units were outstanding with a value of $153.69 per unit. At December 31, 2022, 12,341,873 units were outstanding with a value of $101.99 per unit.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in valuation methodologies from December 31, 2022 to December 31, 2023.
Notes Receivable from Participants
Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. A loan generally is considered in default if (i) a payment is not made within 90 days after the due date, (ii) an outstanding loan balance is not repaid by the original due date, or (iii) there is a material misrepresentation in connection with the loan application. If the loan is deemed to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

NOTE 3:	MASTER TRUST
The Plan’s custodian is The Northern Trust Company (“Northern Trust”). The assets of the Plan are principally held and invested on a commingled basis in the Master Trust, which was originally established for the investment of the assets of the Plan and another tax-qualified retirement plan sponsored by the Company.
The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are included in the Plan except for participant loans, which are based on actual loan balances of the Plan's participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, only the Plan's participants can invest in the Marriott Common Stock Fund. For both years ended December 31, 2023 and 2022, the Plan's overall interest in the net assets of the Master Trust was 100%.
The following table presents the net assets of the Master Trust as of December 31, 2023 and 2022 :

	2023	2022
Assets
Investments, at fair value	$10,092,075,816	$8,150,923,743

Receivables:
Receivables from sale of investments	124,531	294,587
Accrued interest and dividends	858,658	632,919
Total receivables	983,189	927,506
Total assets	10,093,059,005	8,151,851,249

Liabilities
Accounts payable on investments purchased	10,188,209	3,060,732
Custodian and advisor fees payable	2,346,327	2,312,751
Total liabilities	12,534,536	5,373,483
Net assets available for benefits	$10,080,524,469	$8,146,477,766

The following table presents the changes in net assets of the Master Trust during the year ended December 31, 2023:

Net realized and unrealized appreciation in fair value of investments	$1,914,989,973
Interest	45,154,614
Dividends	49,727,724
Investment gain before investment management fees	2,009,872,311
Investment management fees	(10,843,379)
Net transfers	(64,982,229)
Increase in net assets	1,934,046,703
Net assets:
Beginning of year	8,146,477,766
End of year	$10,080,524,469

The following table presents the net investment gains of the Master Trust for the year ended December 31, 2023:

Net realized and unrealized appreciation in fair value of investments	$1,914,989,973
Interest and dividend income	94,882,338
Investment gain before investment management fees	2,009,872,311
Investment management fees	(10,843,379)
Net investment gain	$1,999,028,932

NOTE 4:	FAIR VALUE MEASUREMENTS
The following tables present the investments in the Master Trust that are measured at fair value on a recurring basis at December 31, 2023 and 2022.

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,115,462	$—	$—	$1,115,462
Corporate bonds	—	678,629,695	—	678,629,695
Preferred stock	5,322,139	1,525,175	—	6,847,314
Common stock - Marriott International, Inc.	1,683,569,486	—	—	1,683,569,486
Common stock - others	2,185,644,987	—	—	2,185,644,987
Foreign government debt securities	—	23,549,835	—	23,549,835
U.S. government debt securities	—	422,408,621	—	422,408,621
Mutual funds	208,381,940	—	—	208,381,940
Total assets in the fair value hierarchy	4,084,034,014	1,126,113,326	—	5,210,147,340
Investments measured at net asset value (a)				4,881,928,476
Total investments at fair value				$10,092,075,816

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$—	$—	$—	$—
Corporate bonds	—	511,947,513	—	511,947,513
Preferred stock	5,296,032	1,781,697	—	7,077,729
Common stock - Marriott International, Inc.	1,241,059,046	—	—	1,241,059,046
Common stock - others	1,016,250,496	1,087,081,753	—	2,103,332,249
Foreign government debt securities	—	17,363,803	—	17,363,803
U.S. government debt securities	—	569,489,181	—	569,489,181
Mutual funds	85,105,783	—	—	85,105,783
Total assets in the fair value hierarchy	2,347,711,357	2,187,663,947	—	4,535,375,304
Investments measured at net asset value (a)				3,615,548,439
Total investments at fair value				$8,150,923,743

(a)In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets available for Benefits.

There were no Level 3 investments at December 31, 2023 and 2022.

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023 and 2022. There are no participant redemption restrictions or unfunded commitments for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2023	December 31, 2022	Redemption	Redemption
	Fair Value	Fair Value	Frequency (if currently eligible)	Notice Period
COLTV Short-term Investment Fund	$82,555,946	$82,414,313	Daily	30 days
Fidelity Contrafund CP Class F	530,599,971	399,177,656	Daily	30 days
Fidelity Pyramis Emerging Equity Small Cap	28,509,219	23,894,163	Daily	30 days
Fidelity Blue Chip Growth Fund	334,957,976	—	Daily	30 days
Northern Trust Collective Short-term Investment Fund	19,480,469	—	Daily	30 days
Northern Trust Collective S&P 500 Index Fund	559,985,848	402,526,615	Daily	30 days
Northern Trust Collective S&P 400 Index Fund	16,223,779	14,583,559	Daily	30 days
Northern Trust Collective Russell 2000 Index Fund	11,859,227	6,899,860	Daily	30 days
Northern Trust Collective MSCI Index Fund	6,135,741	5,652,122	Daily	30 days
Arrowstreet International Equity EAFE CIT Class B	108,720,672	92,882,377	Daily	7 days
Vanguard Retirement 2020	21,762,119	18,419,880	Daily	60 days
Vanguard Retirement 2025	740,056,798	662,259,895	Daily	60 days
Vanguard Retirement 2030	122,637,091	70,894,786	Daily	60 days
Vanguard Retirement 2035	804,214,381	661,192,646	Daily	60 days
Vanguard Retirement 2040	61,365,956	33,764,737	Daily	60 days
Vanguard Retirement 2045	675,576,021	536,142,048	Daily	60 days
Vanguard Retirement 2050	56,149,660	22,260,793	Daily	60 days
Vanguard Retirement 2055	305,107,328	227,583,148	Daily	60 days
Vanguard Retirement 2060	34,632,997	13,186,988	Daily	60 days
Vanguard Retirement 2065	30,169,832	12,414,149	Daily	60 days
Vanguard Retirement 2070	5,838,691	650,613	Daily	60 days
Vanguard Retirement Income	325,388,754	328,748,091	Daily	60 days
	$4,881,928,476	$3,615,548,439

NOTE 5:	PARTY-IN-INTEREST

The Plan may, at the discretion of Plan participants, invest its assets in securities issued by the Company. The Plan through the Stock Fund held 7,465,609 and 8,335,409 shares of common stock of the Company as of December 31, 2023 and 2022, respectively. There were dividends of $15,365,224 on Marriott International, Inc. common stock for the year ended December 31, 2023. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2023 and 2022 was $225.51 and $148.89, respectively.

NOTE 6:	INCOME TAX STATUS
The Plan received its most recent determination letter from the Internal Revenue Service (“IRS”), dated December 16, 2019 stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related Trust is exempt from taxation under section 501(a) of the Code. Subsequent to this determination by the IRS, the Plan was amended, and Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and related Trust continue to be tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7:	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits.

NOTE 8:	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2023	2022
Net assets available for benefits as reported in financial statements	$10,179,236,175	$8,230,537,210
Loans deemed as distribution for financial statements reporting purposes	25,220,884	26,318,335
Net recoveries during the year for Form 5500 purposes	1,019,653	1,797,556
Net assets available for benefits as reported in Form 5500	$10,205,476,712	$8,258,653,101

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2023:

Benefits paid to participants as reported in the financial statements	$645,403,829
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2023	(25,220,884)
Loans deemed as distribution for financial statements reporting purposes as of December 31, 2022	26,318,335
Net recoveries for the Form 5500 purposes for year ended December 31, 2023	(1,019,653)
Net recoveries for the Form 5500 purposes for year ended December 31, 2022	1,797,556
Benefits paid to participants as reported in the Form 5500	$647,279,183

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

	December 31
	2023	2022
Notes receivable from participants per financial statements	$99,304,614	$84,705,673
Loans deemed as distribution for the purpose of financial statements	25,220,884	26,318,335
Net recoveries during the year for Form 5500 purposes	1,019,653	1,797,556
Notes receivable from participants per Form 5500	$125,545,151	$112,821,564

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2023:

Net increase in net assets available for benefits as reported in the financial statements	$1,948,698,965
Change in loans deemed as distribution for financial statements reporting purposes	(1,097,451)
Change in net recoveries during the year for the Form 5500 purposes	(777,903)
Net increase in net assets available for benefits as reported in the Form 5500	$1,946,823,611

NOTE 9:	SUBSEQUENT EVENTS
The Plan has evaluated events subsequent to December 31, 2023 and through June 24, 2024, the date the financial statements were issued and determined that there were no events that require adjustments to these financial statements.

SUPPLEMENTAL SCHEDULE
MARRIOTT RETIREMENT SAVINGS PLAN
EIN: 52-2055918; Plan No.: 004
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

Notes receivable from Participants *	Interest rates range from 4.25% to 10.5%; varying maturities		$125,545,151

*Party-in-interest to the Plan
**Cost information not required
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT RETIREMENT SAVINGS PLAN

Dated: June 24, 2024	/s/ Thaddeus Shepherd
Plan Administrator